Computation of Ratio of Earnings to Fixed Charge Calculation
Exhibit 12.1
(dollars in thousands)

	Three Months	Three Months
	Ended	Ended
	12/31/2004	12/31/2003

Pre-tax income (loss) from continuing operations	796	(3,150)

Fixed charges:
Interest expense + Amortization of deferred financing from continuing operations	7,348	8,203
Interest factor of rental expense (1)	2,120	2,154

Total fixed charges	9,468	10,357

Pre-tax income from continuing operations plus fixed charges	10,264	7,207

Ratio of Earnings to Fixed Charge	1.08	0.70	(2)

(1) One-third of rental expense relating to operating leases is attributed to the interest portion. Management believes this respresents a reasonable approximation of the interest factor.

(2) For the three months ended December 31, 2003 the ratio coverage was less than 1:1. The Company must generate additional earnings of $3,150 to achieve a coverage ratio of 1:1.